Eaton Vance Senior Income Trust

Two International Place

Boston, MA  02110

Telephone: (800) 225-6265

February 11, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:

Lisa Larkin

Re:

Rule 461 Request for Acceleration of Effective Date

Eaton Vance Senior Income Trust (the “Trust”)

Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (333-207588; 811-09013)

Dear Ms. Larkin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust and Eaton Vance Distributors, Inc., the principal underwriter of the Trust (the “Distributor”), hereby request that the staff of the Division of Investment Management accelerate the effective date of the Pre-Effective Amendment No. 1 to Registration Statement (the “Amendment”), which was filed today, February 11, 2016, to become effective as soon as practicable on February 18, 2016.

In connection with such request the Trust and the Distributor acknowledge that:

1.

Should the Commission or the staff acting pursuant to delegated authority declare the Amendment effective, such action does not foreclose any action by the Commission with respect to the filing;

2.

The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Trust of responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Trust will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Furthermore, the Trust and the Distributor are aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Trust’s comments on this and other filings made with respect to the Registration Statement.

Very Truly Yours,

EATON VANCE SENIOR FLOATING-RATE TRUST

By:

 /s/ Maureen A. Gemma

Name:

Maureen A. Gemma

Title:

Secretary

EATON VANCE DISTRIBUTORS

By:

/s/ Frederick S. Marius

Name:

Frederick S. Marius

Title:

Vice President, Secretary Clerk and

Chief Legal Officer